March 23, 2015

Report to Shareholders

The Company has in the past year demonstrated once again its ability to deliver tremendous results.

We truly had an outstanding year! We mined 6% copper from the Bisha open pit, producing almost 200 million pounds of copper in concentrate. We earned $166 million on a 100% basis, of which $93 million was for our Nevsun shareholders, resulting in $0.47 earnings per share. We also increased our dividend, paying out over 30% of earnings for the year.

Nevsun has a very strong balance sheet and the Bisha Mine remains a strong operation with a very positive future.

Our success in 2014 can be attributed to the efforts of our many stakeholders – our employees, contractors, suppliers and most importantly, the integral part played by the State of Eritrea, as our partner in the Bisha Mine.

We expect to continue our success during 2015 as the Bisha operation will produce a significant volume of copper at low cash costs.

Outlook for 2015:

  We expect to produce 160 to 175 million pounds of copper, at low cash costs
  We expect to maintain our strong balance sheet
  We expect to add to existing mineral resources
  We expect to significantly move the zinc plant expansion forward
  We are actively evaluating possible merger and acquisitions opportunities
  We will continue our dividend policy to provide a cash return to shareholders

We have proven our ability in the past few years to generate very successful mining operations at Bisha and look forward to expanding on this success in 2015.

On behalf of Nevsun and the Board of Directors, I would like to thank you for your commitment to the growth and future prosperity of the Company.

NEVSUN RESOURCES LTD.

“Clifford T. Davis”

Clifford T. Davis
President and Chief Executive Officer

NEVSUN RESOURCES LTD.
760 – 669 Howe Street, Vancouver, British Columbia Canada V6C 0B4
Tel: 604-623-4700 Toll Free: 1-888-600-2200 Fax: 604-623-4701 www.nevsun.com